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              [Letterhead of Paul, Hastings, Janofsky & Walker LLP]



VIA EDGAR TRANSMITTAL
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Steven C. Duvall


January 4, 2001


         RE:      Able Telcom Holding Corp. (the "Company")
                  Preliminary proxy materials filed June 2, 2000

                  Form S-1 File Number 333-65991

Dear Mr. Duvall,

         We are writing to you on behalf of Able Telcom Holding Corp. ("Able") with respect to the referenced filings. As was previously stated in correspondence to the staff, the referenced preliminary proxy materials were incorporated in the Form F-4 Registration Statement and Proxy Statement/Prospectus filed by Bracknell Corporation on October 6, 2000. The Able shareholder meeting referenced in the Form F-4 was held on December 22, 2000 and thereafter Able was acquired by Bracknell Corporation. All obligations of Able to provide registration to certain of its shareholders as evidenced in the referenced Form S-1 were satisfied as part of the acquisition.

         Therefore, on behalf of Able we respectfully request withdrawal of the referenced proxy materials and Form S-1.


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United States Securities and Exchange Commission
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         If you have any questions with regard to this letter, please call the undersigned at your convenience at (404) 815-2287.


                                    Very truly yours,


                                    /s/ Elizabeth Hardy Noe
                                    -------------------------------------------
                           for PAUL, HASTINGS, JANOFSKY & WALKER LLP



cc: James Rosenberg, Assistant Chief Accountant, Securities and
      Exchange Commission
    Jeanne Baker, Securities and Exchange Commission
    Amy O'Brien, Securities and Exchange Commission
    Mark Webb, Securities and Exchange Commission
    Billy V. Ray, Jr., CEO, Able Telcom Holding Corp.
    Edwin D. Johnson, President and Chief Financial Officer, Able Telcom
      Holding Corp.